Sun Life Insurance and Annuity Company of New York
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481

November 27, 2007

Securities and Exchange Commission
Ms. Becky Marquigny
901 E Street, N.W.
Washington, D.C. 20549-0506

Re:	Sun Life (N.Y.) Variable Account D ("Registrant")
Sun Life Insurance and Annuity Company of New York ("Depositor" or "Sun Life NY")
Registration Statement on Form N-6 ("Registration Statement")

Dear Ms. Marquigny:

Contemporaneous with the filing thereof, I have emailed you a redlined prospectus and copy of the formal transmittal letter for this new registration statement.  As we discussed earlier today, consistent with the Company’s procedures, the financial statements are included.  This is a new registration statement for the New York version of the life insurance product issued by Sun Life Assurance Company of Canada (U.S.), which was declared effective November 13, 2007 (File 333-143354).  Attached hereto is a comparison memo summarizing and explaining the basis for the changes between this prospectus and the prospectus declared effective November 13, 2007.

Respectfully yours,

/Susan J. Lazzo/

Susan J. Lazzo
Senior Counsel

Memorandum of Changes
Registration Statement No. 333-147646
Sun Life Insurance and Annuity Company of New York (Sun Life NY)
Differences between Sun Life Assurance Company of Canada (Sun Life US)
Sun Life Prime US Policy (Registration Statement No. 333-143354) and
Sun Life Prime NY Policy and Certificates (Registration Statement No. 333-147646)

SUMMARY: Product differences:  The Sun Life Prime (NY) Policy is a flexible premium variable life insurance policy that is issued on a group basis, whereby all individuals receive a Certificate governing all their rights and obligations. The group policy is held solely by a trust. The Sun Life Prime (US) Policy is generally issued on an individual basis.

The differences between the Sun Life Prime (NY) Policy and the Sun Life (US) Prime Policy are exclusively attributable to the requirements or limitations of New York state insurance law, including the availability or unavailability of a rider in connection with the Sun Life Prime (NY) Policy. In particular, the Supplemental Insurance Rider is available with the Sun Life Prime (US) Policy and is not offered in the Sun Life Prime (NY) Policy, as discussed further below.

The differences discussed below in all cases are as compared to the Sun Life Prime (US) Policy and references to the Certificates below are to the Sun Life Prime (NY) Certificates.

•
The identity of the insurer, Sun Life Insurance and Annuity Company of New York, its applicable separate account and service office have replaced Sun Life Assurance Company of  Canada (US), its applicable separate account  and principal office throughout the prospectus.

•
Consistent with the group form of the Policy under which all rights of individuals are provided for by the Certificates, all references through out the prospectus are to Certificates and to Certificateowners.

•
The Supplemental Insurance Rider ("SIR) is not available as a rider under New York insurance law. New York law requires that these benefits be provided as part of the Certificate. As a result, its essentially equivalent benefits are embedded in the Certificate itself and referred to as the Supplemental Insurance Amount ("SIA"). Thus, there are several places where the SIA is discussed at the same time that the Specified Face Amount is discussed. In addition, as a part of the base policy, the effect of decreases in coverage on the SIA is discussed.

•	As disclosed, differences between the SIR and SIA are reflected upon a partial withdrawal and a change in the death benefit option (the SIR is not affected, but the SIA is affected).
•
The Fee Table also reflects the elimination of the available rider. It also discloses the Cost of Insurance charge applicable to the SIA.  Other than this change to the Fee Table, the Certificate charges are unchanged.

•	During the Right to Return Period Certificate Owners Account Values are allocated exclusively to the Fixed Account.
•
The prospectus discloses that if the Certificate owner objects to a material change in the Variable Sub-Accounts, the Certificate Owner may transfer the Account Value in the affected Variable Sub-Accounts to the Fixed Account within 60 days after the effective date of the material change. This provision is required by New York insurance laws and overrides Sun Life's (NY) reservation of the right to limit transfers into the Fixed Account.

•	The values included in Appendix C are unchanged, although its assumptions reflect the embedded nature of the SIA.

November 27, 2007